Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of JLT Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JLT Capital Partners, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of JLT Capital Partners, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JLT Capital Partners, LLC's management. Our responsibility is to express an opinion on JLT Capital Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JLT Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

We have served as JLT Capital Partners, LLC's auditor since 2017.

Bethlehem, PA

February 16, 2018

JLT CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	16,466
Accounts receivable		280,409
Prepaid expenses		6,027
Furniture and computer equipment at cost, less accumulated depreciation of $1,567		783
Total Assets	$	303,685

LIABILITIES AND MEMBER' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	157
Member' equity		303,528
Total liabilities and member' equity	$	303,685

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

JLT Capital Partners LLC (the "Company") was organized as a Limited Liability Company on May 6, 2011, in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on January 23, 2012. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company serves as a marketing and solicitation agent for investment managers and investment advisors. The Company is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by the Financial Industry Regulatory Authority.

The Company operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Revenue recognition
The principal source of operating revenue is placement fees in the form of revenue sharing for services related to soliciting and obtaining suitable investors for certain client investment Funds. The Company's revenue is recognized on an accrued basis once prospective investors commit investment funds at a client Fund's closing event.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the member and reported on their individual tax return.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

The Company is subject to New Hampshire business profits and business enterprise tax.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Fixed Assets
The Company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the useful life of three years. The Company had a depreciation expense of $783 for the year ended December 31, 2017.

Accounts Receivable
The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2017, the Company has not recorded an allowance for any potential non-collection.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $16,309, which was $11,309 in excess of the FINRA minimum net capital requirement of $5,000.

4. RELATED PARTY TRANSACTIONS

The Company occupies its office facilities in the personal residence of the Managing Member, James Tovey, and there is no rent charged to the Company. The Company does not have any other commitments as of December 31, 2017.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2017, two customers accounted for 100% of the Company's revenue. These customers accounted for 100% of accounts receivable as of December 31, 2017. One client accounted for 90% of revenues.

6. SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2017, and February 16, 2018, when the financial statements were issued.



JLT CAPITAL PARTNERS, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

JLT Capital Partners, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

James J Tovey

James Tovey, Managing Principal

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of JLT Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to Rule 17a-5, in which (1) JLT Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which JLT Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) JLT Capital Partners, LLC stated that JLT Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. JLT Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JLT Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

February 16, 2018